UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
September 27, 2019

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Blueprint Medicines Corporation

File No. 1-37359 - CF#37520

Blueprint Medicines Corporation submitted an application under Rule 24b-2 requesting an extension of a previous grant of confidential treatment for information it excluded from the Exhibits to the filings listed below.

Based on representations by Blueprint Medicines Corporation that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time period specified:

Exhibit	to Form	Filed on	Confidential Treatment Granted Through
10.1	10-Q	May 10, 2016	August 20, 2029
10.1	10-Q	August 2, 2017	August 20, 2029

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Vanessa A. Countryman
Secretary